Atna Reports First Quarter Financials and AGM Results

Vancouver, B.C. (May 17, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to report interim consolidated financial results for the first quarter of 2004 ending March 31, 2004 (unaudited – prepared by management), a summary of company’s activities during the reporting period, and the voting results from its Annual and Extraordinary General Meeting of Shareholders.

Interim Consolidated Financial Statements – January 1 through March 31, 2004

Financial Highlights

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Net Working Capital was $3,359,373 at March 31, 2004 ($3,704,283 at December 31, 2003). The Company’s cash and cash equivalents decreased from $3,691,757 to $3,331,670 from December 31, 2003 to March 31, 2004, a difference of $360,087. In the same period of the prior year, the cash and cash equivalents balance decreased from $3,687,711 to $2,794,714, a decrease of $892,997.

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During the first quarter of 2004 (January 1, 2004 – March 31, 2004), the company incurred a loss of $312,143 (a basic and diluted loss per share of $0.01) as compared with a loss in the same period of 2003 of $503,480 (a basic and diluted loss per share of $0.02).

Summary of Activities, First Quarter 2004

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Continued to build upon the company’s strong land and project position in the productive gold belts of Northern Nevada – expanding land positions at the Company’s Jarbidge Project where it now controls the vast majority of the historic mining district.

>>	Submitted drill program permit applications for the Jarbidge Project, setting the stage for drill testing of the numerous epithermal vein prospects at the property by late-summer.

>>	Initiated field work on the Jarbidge Project to refine the company’s understanding of vein geometry and geochemistry, structural setting of historic gold and silver producing areas.

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Optioned the Clover project to Grandcru Resources after Newmont returned the property to Atna. Newmont defined a resistivity anomaly in an area of high-grade gold samples in float. Drilling permit applications are being prepared to drill test new prospects and follow-up previous drill intercepts by previous operators at the property.

>>	Advised Expatriate Resources of the Company’s intent to participate in the proposed 2004 work program on the Wolverine Joint Venture in the Yukon.

This summary of financial highlights and activities should be read in conjunction with the Company’s unaudited, Interim Consolidated Financial Statements for the period January 1, 2004 to March 31, 2004 and the Management’s Discussion and Analysis available at http://www.sedar.com and Atna’s website link, http://www.atna.com/s/FinancialStatements.asp

Annual and Extraordinary General Meeting of Shareholders

Atna Resources, Ltd. held its Annual and Extraordinary Meeting of Shareholders (the "Meeting") at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. on Thursday, May 13, 2004 at 10:00 a.m. (local time).

Voting Results

In accordance with part 11.3, Voting Results, of the National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appointment of DeVisser Gray as auditors of the Company	Passed

2	To authorize the Directors to fix Auditor's remuneration	Passed

3	To determine the number of Directors at five	Passed

4	To elect as Director until 2007, David H. Watkins	Passed

5	Advanced shareholder approval for the issuance of a number of shares by private placement that exceeds 25% of the Company's issued and outstanding share capital	Passed

None of the aforesaid matters was conducted by ballot.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager - Investor Relations
Telephone: (604) 684-2285; Facsimile: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com